Buenos Aires, July 22nd 2021

Securities and Exchange Commission

RE: “Technical Problems”

With due consideration:

We hereby address you in our capacity as proxies, in order to inform you that Banco BBVA Argentina S.A. (“the Bank”) is experiencing technical problems with its systems preventing banking and capital market transactions to be carried out as usual.

The Bank is working to solve them.

Sincerely,

BANCO BBVA ARGENTINA S.A.